                                                                    EXHIBIT 99.3



                                [PETROCHINA LOGO]

                           PETROCHINA COMPANY LIMITED

            (A Joint Stock Company Limited by Shares Incorporated in
                        the People's Republic of China)


NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of PETROCHINA Company Limited (the "Company") will be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, People's Republic of China on 19th November 2002 at 9 am for the purpose of

1. considering and approving the resolution for election of Directors of the Company for the next term;

2. considering and approving the resolution for election of Supervisors of the Company for the next term; and

3. considering and, if deemed appropriate, passing, with or without modification, the following resolution as an Ordinary Resolution:


                               ORDINARY RESOLUTION

"THAT the ongoing connected transactions as described in the Announcement made by the Company on 27th September 2002, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, be and are hereby generally and unconditionally approved and the directors of the Company are hereby authorised to do all such further acts and things and execute all such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Connected Transactions."


                                                 By Order of the Board
                                                        LI HUAIQI
                                                 SECRETARY TO THE BOARD
                                              Beijing, 27th September 2002


NOTES:

1. H-shareholders and holders of State-owned shares whose names are registered in the register of members of the Company on or before 20th October 2002 are entitled to attend and vote at the Extraordinary General Meeting. Persons holding the Company's H-shares should note that the register of members of the Company's H-shares will be closed from 20th October 2002 to 19th November 2002, both days inclusive, during which period no transfer of shares will be effected.

2. Shareholders who intend to attend the Extraordinary General Meeting are required to send the Notice of Attendance to the Secretariat of the Board of the Company by 30th October 2002. Please refer to the form of Notice of Attendance for details.

3. Any shareholder entitled to vote at the Extraordinary General Meeting is entitled to appoint one (1) or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person's authorised representative. If the form of proxy is signed by another person so authorised by the shareholder, the power of attorney or other authorising document must be certified by a notary. The notarially certified power of attorney or other authorising document together with the proxy form must be returned to the Secretariat of the Board of the Company not later than 24 hours prior to the commencement of the Extraordinary General Meeting. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the Extraordinary General Meeting.

4. Each shareholder (or his/her proxy) shall be entitled to one vote for each share held. If a shareholder has appointed more than one proxy to attend the meeting, the voting rights can only be exercised by way of poll.


Address of Secretariat of the Board of the Company:
Secretariat of Board of Directors of PetroChina Company Limited
World Tower, 16 Andelu, Dongcheng District
Beijing, 10011, P.R.China
Tel: 8610-8488 6270
Fax: 8610-8488 6260